TELEMETRIX INC.
                      (formerly known as Arnox Corporation)
                             1612 N. Osceola Avenue
                            Clearwater, Florida 34615
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            INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
              SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
                                 April 15, 1999
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     This Information Statement ("Notice") is being mailed on or about April 15,
1999, to the stockholders of Telemetrix Inc., a Delaware corporation formerly known as Arnox Corporation (the "Company"), to inform the stockholders that effective at 8:00 a.m., Denver Time, on April 25, 1999, Ms. Sally A. Fonner will resign her position as the Company's sole director and appoint a successor Board of Directors (the "Board") consisting of four members identified herein (the "New Directors"). This change in the Board was a negotiated element of a recently announced business combination agreement (the "Agreement") between the Company, Telemetrix Resource Group, Inc., a Colorado corporation ("TRG"), Tracy Corporation II d/b/a Western Total Communications, a Nebraska corporation ("WTC"), and the stockholders of TRG and WTC. No action of the Company's stockholders is required in connection with the appointment of the New Directors and proxies are not being solicited. Nonetheless, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail this Notice to its stockholders before the appointment of the New Directors can take effect.

     Please read this Notice carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning the New Directors. Additional information about the Agreement and the business of the Company is contained in the Company's Current Reports on Form 8-K dated March 31 and April 14, 1999 ("Reports"), which were filed with the U.S. Securities and Exchange Commission ("SEC"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may also be obtained from the Commission at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgi-bin/srch-edgar.

     This Notice was prepared by the Company, except that information about the New Directors was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

            NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS NOTICE.
                        PROXIES ARE NOT BEING SOLICITED.

                     DESCRIPTION OF THE BUSINESS COMBINATION

     Capston Network Company and its president, Sally A. Fonner, who also serves as the Company's sole director, have been actively seeking a business combination opportunity for the Company since August, 1996. After investigating a number of opportunities, Capston negotiated a business combination on behalf of the Company with TRG, WTC and their respective stockholders and the Company subsequently entered into the Agreement on March 22, 1999. This Agreement effected a form of business combination that is commonly known as a reverse takeover, or "RTO." In an RTO the stockholders of a privately-held company, such as TRG and WTC, exchange their private company shares for newly issued stock of a public company. As a result, the privately-held company becomes a wholly-owned subsidiary of the public company and due to the large number of public company shares that are customarily issued to stockholders of the privately-held company, those stockholders end up with a controlling interest in the public company and are then free to appoint a new Board of Directors and assume control of the company.

     On March 31, 1999, in preparation for the RTO, the Company changed its name to Telemetrix Inc, and effected a "reverse split" where its outstanding common stock ("Old Common") was consolidated in the ratio of one post-consolidation share ("Common Stock") for every eleven and one-half (11-1/2) shares of Old Common. In connection with the RTO, the Company agreed to acquire all of the issued and outstanding shares of TRG in exchange for 6,127,200 shares of Common Stock and all of the issued and outstanding stock of WTC in exchange for 5,372,800 shares of Common Stock. In addition, the Company agreed to issue 1,067,000 shares of Common Stock to certain consultants and advisors (including 300,000 shares of Common Stock issued to certain designees of Capston, 300,000 shares of Common Stock issued to legal counsel for the parties and 467,000 shares of Common Stock issued to certain financial consultants as finders fees). While the acquisition of TRG closed on April 5, 1999, the acquisition of Tracy II is subject to the receipt of final regulatory approval from the Federal Communications Commission which is expected in due course. Taking all of the foregoing into account, there are approximately 7,514,200 shares issued and outstanding on the date of this notice and there will be approximately 12,887,000 shares of Common Stock issued and outstanding upon the closing of the WTC acquisition (assuming no additional shares are issued during the interim). The shares of Common Stock issuable to the former stockholders of TRG and WTC constitute approximately 82.8% of the outstanding Common Stock on the date of this Notice and will constitute approximately 90% of the outstanding Common Stock after the WTC Closing.

     As a condition of the RTO, Ms. Fonner agreed to resign as the Company's sole director and appoint four New Directors nominated by the stockholders of TRG and WTC. The New Directors will not assume office until 10 days after the Company files this Notice with the U.S. Securities and Exchange Commission (the "Commission") and sends copies of the Notice to all record stockholders. At that time, Ms. Fonner will appoint a successor Board consisting of four New Directors and resign from the Board. Thereafter, the New Directors and the executive officers they appoint will manage the Company's business.

                   OUTSTANDING SECURITIES AND VOTING RIGHTS

     The authorized capital stock of the Company consists of 25,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series as determined by the Board of Directors, and the board is authorized to fix the rights, preferences, privileges and restrictions of any such series. The Board of Directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of Common Stock and such an action could have the effect of delaying or preventing a change in control of the Company. At December 31, 1998, the Company had approximately 1,800 stockholders of record who collectively owned 3,439,247 shares of Old Common. As described in the Company's Current Report on Form 8-K, dated April 5, 1999, these shares of Old Common were consolidated into approximately 320,000 shares of Common Stock effective March 31, 1999. After giving effect to the RTO, including the WTC Closing, there are approximately 12,887,000 shares of Common Stock issued and at the date of this Notice. No shares of preferred stock are outstanding. All issued and outstanding Common Stock of the Company is fully paid and nonassessable.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by applicable law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes of capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding shares of Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporation changes such as liquidation, merger or amendment of the Certificate.

     Holders of shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preferences rights of any outstanding shares of preferred stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of preferred stock, or exercise of Warrants and payment therefor, will be validly issued, fully paid and nonassessable.

Preferred Stock

     Under the Company's Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's preferred stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may adversely affect the interest of the holders of the Common Stock.

     While the issuance of preferred stock can facilitate financing, possible acquisitions and other corporate purposes, the Board also can issue preferred stock to delay, defer or prevent changes in control of the Company and may discourage bids for the Common Stock at a premium over the market price.

      The Common Stock of the Company is listed on the NASD's OTC Electronic Bulletin Board under the symbol "TLXT." Prior to the announcement of the RTO there was no active trading in the Company's Old Common for several years. The Company has been advised that the New Directors intend to file an application to list the Company's Common Stock on the Nasdaq Stock Market, but there can be no assurances about the timing of such application or whether the Company will ultimately satisfy the applicable Nasdaq initial listing requirements. The Company will not encourage trading of the Common Stock until it files a Current Report on Form 8-K containing detailed disclosure on its business, properties, financial condition and risk factors.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The  following  table set forth the number of shares of Common Stock owned,
(a) as of the date of this Notice and (b) after completion of the WTC Closing, by (i) each executive officer and director, (ii) executive officers and directors as a group, and (iii) each person who will own of record or own beneficially, more than five percent (5%) of the Company's outstanding Shares.

Name and Address of Beneficial Owner                              Current Holdings (1)        After WTC Closing (2)
                                                                 Shares     Percent          Shares      Percent
                                                                  Owned    of Class           Owned     of Class
Hartford Holdings Ltd. ("HHL")                                6,127,200       81.6%       6,900,000        53.6%
Box 143,Cayman Islands, British West Indies

William W. Becker (Chairman of the Board of Directors).       6,127,200 (4)   81.6%       6,900,000 (5)    53.6%
Box 143,Cayman Islands, British West Indies  (3)

Oz Pedde (Chief Executive Officer & Director)                        --                          --         0.0%
c/o Michael L. Glaser
633 17th Street, Suite 2700, Denver, Colorado 80202

Michael J. Tracy (President, Treasurer & Director)                   --                   4,140,000        32.2%
c/o Michael L. Glaser
633 17th Street, Suite 2700, Denver, Colorado 80202

Michael L. Glaser (Vice President, Secretary & Director)         90,000        1.2%         550,000 (6)     4.3%
633 17th Street, Suite 2700, Denver, Colorado 80202

Executive Officers and Directors as a Group (4 persons)       6,217,200       82.8%      11,590,000        90.0%

--------------
1) Based on 7,514,200 shares of Common Stock outstanding at the date of this Notice.
2) Based on 12,887,000 shares of Common Stock outstanding after completion of the WTC Closing.
3) William W. Becker exercises sole voting and investment control over shares of Common Stock held by HHL.
4) Includes 6,127,200 shares of Common Stock held by HHL. 5) Includes 6,900,000 shares of Common Stock held by HHL. 6) Includes 90,000 Shares issued to Mr. Glaser as payment for legal fees.
7) Apart from the RTO, there the Company is not aware of any arrangements that may result in a change in control of the Company subsequent to the date of this Notice.

              COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

      Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Shares (collectively, "Principals") to file initial reports of ownership and reports of changes in ownership with the SEC. The Company believes that its Principals did not engage in any transactions in the Company's stock, so the Principals were not required to file Section 16(a) reports and therefore the Principals complied with all Section 16(a) filing requirements during 1998.

                                   MANAGEMENT

     The business affairs of the Company are managed by a Board of Directors, which presently consists of one member, Ms. Sally A. Fonner. The Board had 3 formal meetings during 1998 and Ms. Fonner attended every meeting.

     Effective at 8:00 a.m., Denver Time, on April 25, 1999, Ms. Fonner will resign her position as the Company's sole director and appoint a successor Board consisting of four New Directors nominated by the former stockholders of TRG and WTC.

     The day to day business affairs of the Company are entrusted to its executive officers. The officers, who are appointed by the Board, hold office for the periods specified in their respective employment agreements. In connection with the RTO, the former stockholders of TRG and WTC have nominated a slate of four New Directors who will assume their positions on April 25, 1999. Immediately thereafter, the newly constituted Board will nominate certain officers to manage the affairs of the Company. The nominees of the former stockholders of TRG and WTC, and the positions to be held by each such nominee are set forth below. After their appointment, it is anticipated that the newly appointed directors and officers of the Company will continue to serve in such capacities for the foreseeable future.

      :
            Name                           Age  Positions
      William W. Becker...................  70  Chairman of the Board
      Oz Pedde............................  57  Chief   Executive   Officer  &
                                                Director
      Michael J. Tracy....................  53  President,     Treasurer     &
                                                Director
      Michael L. Glaser...................  59  Secretary & Director

     William W. Becker, Chairman of the Board. Mr. Becker is the authorized representative of HHL and also serves as Chairman of TeleHub Communications Corporation, a telecommunications services provider, and SkyConnect Inc., a Colorado-based cable services firm. He has been active in the industry for a number of years, most recently as an initial investor and developer of IntelCom Group Inc. (now known as ICG Communications, Inc.), an American Stock Exchange-listed competitive access provider. Mr. Becker has founded and controls a number of companies involved in telecommunications, cable TV, oil and gas, real estate development, and other industries.

     Oz (Oswald) Pedde, Chief Executive Officer and Director. Mr. Pedde became associated with Telecommunications Resource Group Inc. in October 1998. He previously was President and CEO of Watson & Associates, a Toronto based telecommunications service and consulting firm from January 1998 to October 1998. From 1995 to 1998, Mr. Pedde was self-employed as a consultant. From 1991 to 1995, Mr. Pedde was President and CEO of Manitoba Telephone Systems, a diversified Canadian telecommunications company and was one of the founding members of the Council of CEOs that created the "Stentor Alliance," an association of Canada's major telephone companies. During such period, Mr. Pedde was also a director of Telesat, Canada's satellite carrier. Mr. Pedde also has been as a director of TeleHub Communications Corporation (an affiliate of HHL) since March 1998.

     Michael J. Tracy, President, Treasurer & Director. Mr. Tracy currently is President of Tracy Broadcasting Corporation, licensee of KMOR, KOAQ and KOLT AM/FM radio in Scottsbluff, Nebraska. He is also President of Tracy II, Western Total Communications (WTC). Mr. Tracy's professional career began in 1969, as Director of Instrumental Music with a Nebraska secondary school. A year later he became Vice President of City and Country Insurance company. He started Tracy Broadcasting Corporation in 1976 and in 1982, developed Western Total Communications (WTC), a paging, PCS and mobile telephone company. His years of experience with WTC led to the development of the DATATRAK system, a unique package of communications services for home and business that includes Wireless Local Loop, utility meter reading, alarm monitoring, appliance control and much more. Mr. Tracy has been a member of several civic and professional boards, as well as a lecturer for the University of Nebraska.

     Michael L. Glaser, Vice President, Secretary & Director. Mr. Glaser has over thirty years legal and regulatory experience in the telecommunications field. Mr. Glaser currently is a stockholder of Haligman Lottner Rubin & Fishman, P.C., the Company's legal counsel in Denver, Colorado, which he joined in January 1996. Previously, Mr. Glaser was a director and stockholder of Hopper and Kanouff, P.C., from July 1992 to January 1996, and a partner at Holme Roberts & Owen from July 1990 through June 1992. Mr. Glaser served as the Chairman of the Telecommunications Law Forum of the Colorado Bar Association, and is licensed to practice in Colorado, Maryland and the District of Columbia. Mr. Glaser received both his undergraduate degree and law degree (with honors) from the George Washington University.

     The Board currently does not have any committees; after the appointment of the New Directors, the Board intends to form an Audit Committee and a Compensation Committee. The Audit Committee will review the services provided by the Company's independent accountants, consult with the independent accountants on audits and proposed audits of the Company and review certain filings with the SEC and the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee will determine executive compensation and review transactions between the Company and its affiliates, including any associates of affiliates.

                             EXECUTIVE COMPENSATION

     Compensation of Executive Officers and Directors. No Company officer or director has received any compensation for services performed during the four years prior to the RTO. In connection with a plan of reorganization previously approved by the Company's stockholders, Capston (an affiliate of Ms. Fonner) received 300,000 Shares for its administrative and management services. The Company's new directors and officers (who are also the principal stockholders) initially will not receive any compensation. After the Company formulates and begins implementing its business plans, the Board of Directors' Compensation Committee will address executive and director compensation.

     Compensation Committee Interlocks and Insider Participation in Compensation Decisions. During 1998, the Board did not have a Compensation Committee; the Board has the responsibility to review all Executive Officer compensation issues. The current Board will establish a Compensation Committee to adopt executive compensation policies.

     Executive Employment Contracts. There are no employment agreements between the Company and any of its current or former officers. The Company intends to enter into employment agreements with Messrs. Pedde and Tracy.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      TeleHub Communications Corporation ("TeleHub"), an affiliate of HHL, recently hired TRG to provide billing processing and consulting services. TRG billed TeleHub approximately $458,000 for these services during 1998, and TRG continues to provide such services during 1999. Additionally, in February 1999, TRG entered into a letter of intent to sell TeleHub a license for the TRG billing software license for approximately $2.5 million. In March 1999, TeleHub advanced $250,000 to TRG, which represents 10% of the software license fee. This advance is refundable, less outstanding fees for any services rendered.

     Michael J. Tracy owns the building in Gering, Nebraska from which WTC conducts its operations. WTC pays Mr. Tracy a monthly rental rate of $2,500. The terms and conditions of the rental arrangement are market conditions.

     In connection with a plan of reorganization previously approved by the Company's stockholders, certain persons designated by Capston Network Company (an affiliate of Ms. Fonner) received 300,000 shares of New Common for its administrative and management services. Ms. Fonner, the Company's former sole officer and director, received 110,500 of those shares for her personal account. In addition, 150,000 shares of New Common were issued to legal counsel for Capston for services rendered since 1996.

     A total of 467,000 shares of New Common were issued to two finders who assisted in the identification of TRG and WTC as potential business combination candidates, the introduction of TRG and WTC to the Company, the collection and analysis of due diligence information on TRG and WTC, and other financial consulting and advisory services.

      Mr. Michael Glaser, a proposed director and officer of the Company, received 90,000 shares of New Common for legal services performed in connection with the RTO. In addition, Mr. Glaser's law firm, Haligman Lottner Rubin & Fishman, P.C., received 60,000 shares of New Common for legal services performed in connection with the RTO.

     All shares of New Common issued to designees of Capston, legal counsel for the parties and the finders were registered prior to issuance on a Form S-8 Registration Statement under the Securities Act of 1933.

     The Company believes that each of these transactions were on terms no less favorable to the Company than it could have obtained in transactions with unrelated third parties.